UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41838

MoneyHero Limited

70 Shenton Way

#18-15, EON Shenton, S079118

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Closing of the Business Combination and Nasdaq Listing

On October 13, 2023, MoneyHero Limited (“PubCo”) and Bridgetown Holdings Limited (“Bridgetown”) issued a joint press release announcing the closing of the business combination contemplated by the Business Combination Agreement, dated as of May 25, 2023, by and among PubCo, Bridgetown, Gemini Merger Sub 1 Limited, Gemini Merger Sub 2 Limited and CompareAsia Group Capital Limited, and the listing of PubCo’s Class A ordinary shares and certain warrants on the Nasdaq Stock Market.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Press Release of PubCo and Bridgetown.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONEYHERO LIMITED

Date: October 13, 2023	By:	/s/ Shaun Kraft
	Name:	Shaun Kraft
	Title:	Chief Financial Officer and Chief Operating Officer